UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Changes in Management

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published the announcements that are attached to this Report (each, an “Announcement” and, collectively, the “Announcements”).

On February 5, 2026, we published an Announcement regarding the resignation of independent non-executive director, Mr. Wang Yuncai. Mr. Wang has confirmed to the Board that he has no disagreement with the Board or the Company and that there is no other matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited. The resignation of Mr. Wang causes non-compliance with the Listing Rules with respect to the required number independent non-executive directors.

The Company will endeavor to identify suitable candidates to fill the vacancies of the independent non-executive Director and the relevant Board committees in order to comply with the requirements under the Listing Rules as soon as practicable and in any event within three months from the date of the Announcement as required under Rules 3.11, 3.23, 3.27, 3.27C and 13.92(2) of the Listing Rules. The Company expects to provide further announcements as and when appropriate in accordance with the Listing Rules. The Company’s operational activities are being carried out normally and will not be adversely affected by Mr. Wang’s resignation or the compliance with the Listing Rules.

Other Matters

On February 3, 2026, we published an Announcement, that was made on a voluntary basis, in order to update the Shareholders about the Group’s business development with respect to its investment in Tronche International New Energy Vehicles Co., Limited (“Tronche”), which was previously announced.

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The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcements (and the description herein are qualified in their entirety by reference to the Announcements). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: February 5, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement regarding the resignation of independent non-executive director and non-compliance with the listing rules resignation of independent non-executive director
99.2	Voluntary announcement in order to update the Shareholders about the Group’s business development dated 3 February, 2026

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